Exhibit 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

(Unaudited)

	Quarter Ended
	August 26, 2007	August 27, 2006
Consolidated earnings from continuing operations before income taxes	$151.9	$139.4
Plus fixed charges:
Gross interest expense(1)	10.8	10.9
40% of restaurant and equipment minimum rent expense	6.7	6.4

Total fixed charges	17.5	17.3
Less capitalized interest	(1.1)	(0.5)

Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$168.3	$156.2

Ratio of consolidated earnings from continuing operations to fixed charges	9.6	9.0

(1)	Gross interest expense includes interest recognized in connection with the Company’s unrecognized tax benefits.